FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations with respect to with respect to the ordinary equity shares which ICICI Bank Limited and its Group Company ICICI Investment Management Company Limited (IIMCL) proposes to acquire in Arteria Technologies Private Limited (ATPL).

a.	Name of the target entity, details in brief as size, turnover etc.	Arteria Technologies Private Limited (ATPL), Total Income (FY17): Rs.172.3 million and PAT (FY17): Rs.33.8 million.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

None of the group companies of ICICI Bank (including ICICI Bank) have any interest in the entity being acquired.

c.	industry to which the entity being acquired belongs	ATPL is a technology company, engaged in developing products and solution extensions to work on SAP technology platform. It also provides payment integration services to Corporates and Banks.
d.	objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Objective of this investment is to promote digital payments and access to digital financing.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the acquisition of shareholding is below 10% for ICICI bank and below 20% for ICICI Group, regulatory approval is not required.

Post the proposed investment, ICICI Group will hold 19.98% equity stake in ATPL.
f.	Indicative time period for completion of the acquisition	By end of June 2018.
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of Rs.43.4 million by ICICI Bank and Cash consideration of Rs.43.4 million by IIMCL. (Total Cash consideration of Rs.86.8 million).
h.	Cost of acquisition or the price at which the shares are acquired

Cash consideration of Rs.43.4 million by ICICI Bank to acquire 9.99% stake and Cash consideration of Rs.43.4 million by IIMCL to acquire 9.99% stake. (Total stake acquired is 19.98% for cash Consideration of Rs.86.8 million).

Details of the transaction: Purchase of total 1,998 equity shares of face value of Rs.10 at a share premium of Rs.43,430 each.

i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post Investment, ICICI Group will hold 19.98% equity stake in the entity. ICICI Bank and IIMCL will hold 9.99% stake in ATPL through acquisition of 999 equity shares each.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Arteria Technologies Private limited (ATPL)

Date of incorporation: February 27, 2007

ATPL is a technology company, engaged in developing products and solution extensions to work on SAP technology platform. It also provides payment integration services to Corporates and Banks.

History of last 3 years turnover:

FY15: Rs.136.2 million

FY16: Rs.135.8 million

FY17: Rs.172.3 million

Country of presence: India

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 30, 2018	By:	/s/ P. Sanker
			Name :	Mr. P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary